Verona Pharma Reports Financial Results for the Full Year Ended December 31, 2019 and Provides Corporate Update Post-period end, reported positive top-line Phase 2b results with nebulized ensifentrine and senior management changes Conference Call Today at 9:00 am EST / 2:00 pm GMT LONDON, February 27 2020 - Verona Pharma plc (AIM:VRP) (Nasdaq:VRNA) (Verona Pharma), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces its unaudited results for the full year ended December 31, 2019, and provides a corporate update. “We believe that 2020 will be a transformative year for Verona Pharma. Both Mark Hahn and I are very pleased to have joined Verona, where we can leverage our experience in leading pharmaceutical companies through late-stage clinical trials and into commercialization of innovative therapeutics like ensifentrine,” said David Zaccardelli, Pharm. D., President and Chief Executive Officer. “We are looking forward to our planned End-of-Phase 2 meeting with the U.S. FDA in the second quarter and initiating our Phase 3 program for ensifentrine in the treatment of COPD later this year.” “We believe that ensifentrine, with its novel mechanism of action possessing both bronchodilation and anti-inflammatory activity in a single agent, has the potential to significantly benefit COPD patients. In the US alone, over 1.2 million COPD patients remain symptomatic despite treatment with current maximal therapy. We believe ensifentrine will be an important therapy for these patients. Beyond the first indication for nebulized ensifentrine, we continue progressing both dry powder inhaler (“DPI”) and pressurized metered dose inhaler (“pMDI”) formulations for COPD patients and ultimately advancing into asthma and cystic fibrosis indications.” OPERATIONAL AND DEVELOPMENT HIGHLIGHTS Clinical development progress with ensifentrine demonstrating efficacy and tolerability in COPD patients. Nebulizer formulation: In January 2020, the Company reported positive top-line data from a Phase 2b clinical study in symptomatic patients with moderate to severe COPD. The study met the primary endpoint at all doses, as well as meeting clinically relevant secondary endpoints: • The 4 week, 416 patient, Phase 2b dose-ranging study evaluated nebulized ensifentrine (0.375 mg, 0.75 mg, 1.5 mg and 3.0 mg) or placebo as an add-on treatment to tiotropium (Spiriva® Respimat®), a long acting anti-muscarinic antagonist (“LAMA”). • The primary endpoint of improved lung function as measured by increase in morning peak forced 1 expiratory volume in one second (FEV1) at week 4 was met at all doses. Statistically significant and clinically meaningful improvements ranged from 78 mL for the 0.375 mg dose (p=0.0368) to 124 mL for the 3.0 mg dose (p=0.0008). Effects were maintained over 4 weeks. • Dose-dependent improvements in lung function were observed on both FEV1 and FEV1 AUC(0- 2 12hr) . • Statistically significant improvement in average FEV1 AUC(0-12hr) of 87 mL for the 3.0 mg dose (p=0.0111) is supportive of twice daily dosing. • Clinically meaningful improvements in health-related quality of life (mean SGRQ-C3) were observed when added to tiotropium treatment with the two highest doses also achieving statistical significance. • Ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo. • These data provide support for dose selection in Phase 3 trials. In January 2019, the Company reported top-line data from an exploratory Phase 2a clinical trial in patients with moderate to severe COPD. While the study did not meet the primary endpoint of an increase in morning peak FEV1, ensifentrine did produce additional bronchodilation when added to an inhaled long acting anti-muscarinic antagonist/long acting beta2 agonist ("LAMA/LABA") therapy. • The three-day, 79 patient, Phase 2a trial, evaluated nebulized ensifentrine (1.5 mg or 6.0 mg) or placebo as an add-on treatment to tiotropium/olodaterol (Spiriva® Respimat®), a LAMA/LABA therapy. • The primary endpoint of statistically significant improvement in peak FEV1 (over 4 hours) on day 3 of treatment was not met, although the morning dose of ensifentrine 1.5 mg improved peak FEV1 by 46 mL, compared to placebo. • In a post hoc analysis, greater lung function improvements were observed in patients less responsive to existing dual bronchodilator therapy. More than 40% of patients observed improved morning peak FEV1 by >100 mL. • Statistically significant improvements in evening peak FEV1 after the evening dose of ensifentrine were observed with both the 1.5 mg and 6 mg dose groups, with ensifentrine 1.5 mg showing a 130 mL improvement (p<0.001) and ensifentrine 6.0 mg showing an 81 mL improvement (p=0.002), compared to placebo. Inhaler formulations: In August 2019, positive Phase 2 clinical data with a DPI formulation for the maintenance treatment of COPD met all primary and secondary lung function endpoints. • The two-part, 35 patient, Phase 2 trial evaluated DPI ensifentrine compared to placebo. In Part A, patients received a single dose of ensifentrine (150 µg4, 500 µg, 1500 µg, 3000 µg, or 6000 µg) or placebo. In Part B, patients were randomized to receive one of four dose levels (150 µg, 500 µg, 1500 µg, or 3000 µg) of ensifentrine or placebo, administered twice daily over one week. • The primary endpoint of improvement in peak bronchodilator effect of repeat doses of ensifentrine, as measured by FEV1, was met. Peak FEV1 corrected for placebo demonstrated improvements over baseline of 102 mL for the 150 µg dose, 175 mL for the 500 µg dose, 180 mL for the 1500 µg dose and 260 mL for the 3000 µg dose, (p<0.0001 for all doses), all highly statistically significant. • Statistically significant improvements in average FEV1 over 12 hours (average FEV1 AUC(0-12hr)) corrected for placebo were observed over 7 days with all doses: 36 mL for the 150 µg dose, 90

mL for the 500 µg dose, 80 mL for the 1500 µg dose and 147 mL for the 3000 µg dose (p<0.05 for all doses). • Ensifentrine in a handheld dry powder format was well tolerated at all doses with an adverse event profile similar to placebo. The safety profile was comparable to that observed in clinical studies with nebulized ensifentrine. We have initiated a Phase 2 clinical trial with a pMDI formulation of ensifentrine. Single dose data are expected early in the second quarter of 2020, and multiple dose data are expected in the second half of 2020. ORGANIZATION Major organization changes: David Zaccardelli, Pharm. D., appointed President and Chief Executive Officer, and Mark W. Hahn appointed Chief Financial Officer, following the end of the period. Strengthened the management team through the additions of Kathleen Rickard, MD, as Chief Medical Officer, and Tara Rheault, PhD, MPH, as Vice President of Research and Development Operations and Global Project Management. Expanded the clinical team through the addition of senior experts with many years of experience in late-stage clinical development of COPD therapies. 1 FEV1: Forced Expiratory Volume in one second, a standard measure of lung function 2 FEV1 AUC(0-12hr): Area Under the Curve 0-12 hours calculated using the trapezoidal rule, divided by the observation time (12 hours) to report in mL, a measure of the aggregate effect over 12 hours 3SGRQ-C: St. George’s Respiratory Questionnaire is a validated instrument that measures impact on overall health, daily life, and perceived well-being in patients with COPD (i.e. change in frequency and severity of COPD symptoms, and impact on activities, social functioning and psychological disturbances related to airways disease). 4µg: microgram, or mcg FINANCIAL HIGHLIGHTS • Cash, cash equivalents and short-term investments at December 31, 2019 amounted to £30.8 million (December 31, 2018: £64.7 million); • For the year ended December 31, 2019, reported operating loss of £41.1 million (full year 2018: £25.6 million) and reported loss after tax of £31.9 million (full year 2018: loss after tax of £19.9 million), reflecting the preparation and initiation of clinical trials and pre-clinical activities; • Reported loss per share of 30.3 pence for the year ended December 31, 2019 (full year 2018: loss per share 18.9 pence); • Net cash used in operating activities for the year ended December 31, 2019 of £33.8 million (full year 2018: £18.1 million). The company today published its audited accounts for the year ended December 31, 2019. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014.

For further information, please contact: Verona Pharma plc Tel: +44 (0)20 3283 4200 info@veronapharma.com David Moskowitz, VP Capital Markets Strategy & Investor Relations (Investor Enquiries) Victoria Stewart, Director of Communications (Media Enquiries) N+1 Singer Tel: +44 (0)20 3283 4200 (Nominated Adviser and UK Broker) Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance) Tom Salvesen (Corporate Broking) Optimum Strategic Communications Tel: +44 (0)20 950 9144 (European Media and Investor Enquiries) verona@optimumcomms.com Mary Clark / Eva Haas / Hollie Vile Argot Partners Tel: +1 212-600-1902 (US Investor Enquiries) verona@argotpartners.com Stephanie Marks / Kimberly Minarovich / Michael Barron An electronic copy of the annual report and accounts will be made available today on the Company's website (http://www.veronapharma.com). Also, a copy of the Form 20-F will be filed with the SEC today. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. About Verona Pharma Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is currently in Phase 2 development with three formulations of ensifentrine for the treatment of COPD: nebulized, dry powder inhaler, and pressurized metered-dose inhaler. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com. Forward-Looking Statements This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, 2020 being a transformative year for Verona Pharma, the Company’s incoming CEO and CFO leveraging their experience in leading pharmaceutical companies through late-stage clinical trials and into commercialization of innovative therapeutics like ensifentrine, the development of different formulations of ensifentrine, the progress and timing of clinical trials and data, Phase 3 readiness of nebulized ensifentrine, the potential for ensifentrine to be the first therapy for the treatment of respiratory diseases to combine bronchodilator and anti-inflammatory activities in one compound, the potential for ensifentrine to significantly benefit COPD patients, and potential applications and advancing the development of ensifentrine into cystic fibrosis, asthma and other respiratory diseases. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts and the completion of our clinical trials; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable. These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2019, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

VERONA PHARMA PLC CHAIRMAN AND CHIEF EXECUTIVE OFFICER'S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S JOINT STATEMENT OVERVIEW Verona Pharma is a clinical-stage biopharmaceutical company developing life enhancing treatments for respiratory diseases with significant unmet medical needs. We are focused on the development of our first-in- class inhaled candidate, ensifentrine, for the treatment of chronic obstructive pulmonary disease (COPD). Ensifentrine has a unique dual mode of action. It acts as a bronchodilator and an anti-inflammatory in the same molecule. We are in Phase 2 development with three formulations of ensifentrine for COPD: nebulized, dry powder inhaler (DPI) and pressurized metered-dose inhaler (MDI). During the year and post year-end, we made significant clinical progress, reporting positive Phase 2 clinical data from trials with nebulized and DPI formulations. In addition, we expanded our understanding of the market opportunities, retaining our focus on the US as the initial market for nebulized ensifentrine. OUTLOOK AND STRATEGY We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. Our key 2020 goals are: • Rapidly advance the development of nebulized ensifentrine for the maintenance treatment of COPD in moderate and severe patients • Raise funding to advance the development of ensifentrine and supporting business activities • Agree an End of Phase 2 meeting with the FDA to provide guidance on the design of the Phase 3 program with nebulized ensifentrine • Start our Phase 3 program with nebulized ensifentrine in moderate to severe COPD patients • Report results from a Phase 2 trial with a pressured metered dose inhaler (MDI) formulation of ensifentrine for the treatment of COPD • Longer term we aim to develop ensifentrine for acute exacerbations of COPD as well as additional respiratory indications such as CF and severe asthma, and to seek strategic collaborations with market leading biopharmaceutical companies We would like to thank the staff and Board members for all their contributions and shareholders for their continued support during a successful year. Significant progress in development and identification of compelling market opportunities We are initially developing ensifentrine as a nebulized formulation for the maintenance treatment of uncontrolled, symptomatic, moderate to severe COPD patients. Our market research shows that nebulized delivery is the preferred route of administration for more severe COPD patients, especially in the US. The regulatory pathway for the development of nebulized drug products is well-established. COPD is a progressive respiratory disease with no cure. Our market research demonstrates that, in the US alone, approximately two million patients remain uncontrolled and symptomatic despite taking currently available medications. Few therapeutic alternatives are available for these patients. Ensifentrine is potentially a treatment alternative for these symptomatic COPD patients. The past year has seen significant clinical progress with the successful completion in January 2020 of our second four-week Phase 2b clinical trial with nebulized ensifentrine in over 400 patients with COPD. In this trial ensifentrine demonstrated statistically and clinically meaningful improvements in lung function when dosed on top of tiotropium, a LAMA which is a mainstay of current COPD chronic maintenance therapy.

VERONA PHARMA PLC CHAIRMAN AND CHIEF EXECUTIVE OFFICER'S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 Ensifentrine produced both a clinically meaningful bronchodilator effect and a progressive improvement in symptoms, suggesting an anti-inflammatory effect in these COPD patients. A further exploratory Phase 2 study that reported in January 2019 demonstrated that ensifentrine provides additional bronchodilation when added on top of what was formerly presumed to be maximum bronchodilator treatment with dual or triple COPD standard- of-care treatment. In our clinical program, which has enrolled over 1,300 human subjects, we have demonstrated that ensifentrine is an effective bronchodilator in COPD patients with or without concurrent bronchodilator therapy. In addition, many Key Opinion Leaders in the field of COPD support our view that the progressive improvement in COPD symptoms observed over a four-week treatment period with ensifentrine is due to an anti-inflammatory effect, attesting to its dual activity. We believe that nebulized ensifentrine could potentially be used to treat symptomatic COPD patients who already take either a single bronchodilator or dual or triple therapy. This is an attractive market opportunity estimated to be about 3 million patients in the US alone. The successful development of DPI and MDI formulations of ensifentrine and the completion last year of the DPI Phase 2 clinical trial in COPD patients are further important development milestones. In August 2019, we announced positive results from our Phase 2 clinical trial evaluating a DPI formulation of ensifentrine for the maintenance treatment of patients with COPD. The magnitude of improvement in lung function, as measured by FEV1, was highly statistically significant and we believe this supports twice daily dosing of ensifentrine for COPD treatment. In June 2019, we announced the initiation of a Phase 2 trial to evaluate a pressurized MDI formulation of ensifentrine in patients with moderate-to-severe COPD. We anticipate reporting data from the single-dose portion of this trial (Part A) early in the second quarter of 2020, and reporting results from the second portion of the trial (Part B), which evaluates multiple doses of the MDI formulation of ensifentrine, in the second half of 2020. In the US, our market research shows that about 5.5 million moderate to severe COPD patients currently use these types of devices. We expect that developing DPI and MDI formulations would open up another attractive market opportunity. We anticipate that we would partner the DPI/MDI formulations later in development in order to realize the potential of this multi-billion dollar opportunity. In addition to COPD, we believe ensifentrine could become an attractive development candidate in cystic fibrosis and severe asthma. Senior executive changes bring substantial leadership, operational and clinical expertise With effect from February 1, 2020, Verona Pharma appointed Dr. David Zaccardelli as President and Chief Executive Officer (CEO) and executive director. He succeeded Dr. Jan-Anders Karlsson following his retirement after 8 years of dedicated service to the Company. Dr. Zaccardelli brings substantial specialty pharmaceutical leadership and operational expertise, including most notably, serving as President and CEO of Dova Pharmaceuticals, Inc. until its acquisition by Swedish Orphan Biovitrum AB (Sobi) in November 2019. Previously, Dr. Zaccardelli held several senior management roles including Chief Operating Officer at United Therapeutics Corporation. We have also appointed Mark Hahn, a seasoned pharmaceutical finance executive, as Chief Financial Officer (CFO), with effect from March 1, 2020. Mr. Hahn previously served as the CFO of Dova Pharmaceuticals, Inc. and Cempra, Inc. and raised over $600 million to support product development and commercialization activities of those companies. Mr. Piers Morgan will continue to serve as CFO of Verona Pharma through February 28,

VERONA PHARMA PLC CHAIRMAN AND CHIEF EXECUTIVE OFFICER'S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 2020 to ensure a smooth transition and continue support on financial reporting, before leaving to pursue other interests. We are grateful to Dr. Karlsson and Mr. Morgan for their contributions to the Company. To support the later stage development of ensifentrine, in early 2019, we strengthened our team with the appointment of Kathleen Rickard, MD, as Chief Medical Officer (CMO,) and Tara Rheault, PhD, MPH, as VP Research and Development Operations and Global Project Management. Together they have extensive expertise in respiratory drug development, regulatory affairs and commercialization. We also expanded our team hiring experts with significant experience of late-stage clinical trials in COPD. Ensifentrine - first-in-class bronchodilator and anti-inflammatory agent We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical need. Our product candidate, ensifentrine (RPL554) is an investigational, potential first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that is designed to act as both a bronchodilator and an anti-inflammatory agent. We are not aware of any other single compound in clinical development or approved by the U.S. Food and Drug Administration, or FDA, nor the European Medicines Agency, or EMA, for the treatment of respiratory diseases that acts as both a bronchodilator and anti-inflammatory agent. We believe ensifentrine has the potential to be the first novel class of bronchodilator in over 40 years. A nebulized formulation of ensifentrine has currently completed Phase 2 clinical development for the treatment of chronic obstructive pulmonary disease, or COPD, and we are preparing to meet with the FDA to discuss plans for Phase 3 clinical trials, which we expect to commence in the third quarter of 2020, subject to FDA feedback and to funding. Successful Phase 1 and 2 studies have been completed with nebulized ensifentrine in healthy volunteers and in patients with cystic fibrosis, or (CF), chronic asthma and allergic rhinitis, in addition to COPD. A Phase 2 study in COPD with ensifentrine formulated in a dry powder inhaler, or DPI, has been completed, with positive clinical results reported in August 2019. A Phase 2 study in COPD with ensifentrine formulated in a pressurized metered dose inhaler, or MDI, is ongoing with clinical results expected in the second half of 2020. We intend to develop ensifentrine as a nebulized therapy for the treatment of COPD. For the past 40 years, the treatment of COPD has been dominated by three classes of inhaled therapies approved for use by the FDA or EMA: antimuscarinic agents and beta2-agonists, both available as either short- acting or long-acting bronchodilators, and inhaled corticosteroids, or ICS, known for their anti-inflammatory effects. However, despite existing treatment with one or multiple combinations of these therapies, and owing to the progressive and incurable nature of COPD, many COPD patients on maximum inhaled therapy still experience significant lung function impairment and symptoms for which limited further approved treatment options are available. One such treatment is an oral formulation of a PDE4 inhibitor (roflumilast) with anti- inflammatory properties, although frequency of adverse events has limited its use in COPD patients. Clinicians have expressed desire to use this oral PDE4 inhibitor in more patients were it not for the adverse events. We believe this suggests that ensifentrine has potential to become an important treatment for COPD and other respiratory diseases if our late-stage clinical program demonstrates favorable efficacy, safety and tolerability results for the compound. In our clinical trials, treatment with ensifentrine has been repeatedly observed to result in statistically significant improvements in lung function as compared to placebo, whether dosed alone or in combination with commonly used short- and long-acting classes of bronchodilators, with or without ICS. Statistically significant means that there is a low statistical probability, typically less than 5%, that the observed results in a study or a trial occurred by chance alone. In two Phase 2b clinical trials of nebulized ensifentrine as a maintenance treatment for COPD, patients with moderate-to-severe COPD treated with ensifentrine showed clinically meaningful and statistically significant improvements in reported COPD symptom scores. In addition, our clinical trials have also

VERONA PHARMA PLC CHAIRMAN AND CHIEF EXECUTIVE OFFICER'S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 shown clinically meaningful and statistically significant improvements in certain measures of lung function following combined treatment with ensifentrine as add-on to other approved bronchodilators; COPD patients experienced a marked reduction in residual lung volume, which is believed to be related to one of the most debilitating symptoms, breathlessness. The rapid onset of action observed when adding ensifentrine on top of tiotropium, a commonly used LAMA, was also notable, and may be particularly helpful to those patients suffering from morning breathlessness. We believe that the clinical effects observed with ensifentrine are driven by its bronchodilator, anti-inflammatory and mucociliary clearance mechanisms. High unmet medical need in symptomatic COPD patients despite treatment with current standard-of-care We believe there is an urgent and unmet medical need for new and more effective treatments for COPD to reduce the number and burden of symptoms, acute periods of worsening symptoms, or exacerbations, and establish a consistent and durable response to treatment. According to the World Health Organization (WHO), over one billion people suffer from chronic respiratory diseases. Among the most common of these afflictions is COPD, which is a progressive respiratory disease for which there is no cure. COPD damages the airways and the lungs and leads to shortness of breath, impacting a person's ability to perform daily activities. Chronic inflammation plays a central role in the pathology of the disease and is particularly prominent in the airways of COPD patients. COPD includes chronic bronchitis, which refers to the inflammation of the lung and airways that results in coughing and sputum production, and emphysema, which refers to a destruction of distal lung tissue, or air sacs. In some cases, patients with COPD experience exacerbations, which are estimated to cause approximately 1.5 million emergency department visits, 687,000 hospitalizations and 129,000 deaths per year in the United States alone. According to the WHO, COPD is expected to become the third leading cause of death globally by 2030, with 384 million people worldwide suffering from the disease. It is estimated that there are 24 million people with COPD in the United States, only half of whom have been diagnosed. Of those diagnosed with COPD in the United States, more than 2 million suffer from severe or very severe forms of the disease. Total annual medical costs relating to COPD in the United States are projected to rise to $49 billion in 2020. Whereas the number of patients diagnosed with COPD in the United States continues to increase annually, the growth in numbers in more developing countries, like China, is significantly higher. The prevalence of COPD in China is expected to be about 8% of patients over 40 years of age and is expected to increase in coming years. Global sales of drugs used for chronic maintenance therapy of COPD were $13.6 billion in 2019, of which $9.6 billion were in the US. Cystic fibrosis and severe asthma In CF, a fatal inherited disease, we believe the bronchodilatory and anti-inflammatory effects of ensifentrine may be beneficial and, if approved, has the potential to become an additional important and novel treatment for patients. Furthermore, we aim to explore, alone or with a collaborator, the development of ensifentrine to treat severe asthma and other respiratory diseases. CF is the most common fatal inherited disease in the United States and Europe. CF causes impaired lung function and is commonly associated with repeat and persistent lung infections often resulting in frequent exacerbations and hospitalizations. There is no cure for CF and although current therapies are leading to longer lifespans the median age of death for CF patients is still only around 40 years. CF is considered a rare, or orphan, disease by both the FDA and the EMA. According to the Cystic Fibrosis Foundation, more than 30,000 people in the United States and more than 70,000 people worldwide are living with CF and approximately 1,000 new cases of CF are diagnosed each year. The FDA and the EMA provide incentives for sponsors to develop products for orphan diseases, and we may seek orphan drug designation for

VERONA PHARMA PLC CHAIRMAN AND CHIEF EXECUTIVE OFFICER'S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 ensifentrine from both regulators in treating CF. CF patients take an average of seven medications daily. Global sales of drugs used for the treatment of CF were $3.5 billion in 2019, of which $2.0 billion were in the US. Asthma is widely seen as a result of chronic inflammation in the lungs. Worldwide 300 million people suffer from asthma with about 25 million diagnosed in the US alone. Global sales of drugs used for the treatment of asthma were $16.5 billion in 2019, with $9.7 billion in the US alone. Established treatments include those adopted from the treatment of COPD (for example, bronchodilators and ICS), anti-IgE agents and leukotriene inhibitors. Approximately 1 million patients in the United States are refractory asthmatic patients who remain uncontrolled on established therapies. These patients are the target for injectable biologic anti-IL-5 agents. Annual sales of biologics in the United States for the treatment of asthma exceed $1.0 billion. We see potential for ensifentrine as an inhaled product for such patients. We may also explore the development of ensifentrine in MDI and/or DPI formulations for the treatment of asthma and other respiratory diseases. DEVELOPMENT OF ENSIFENTRINE Clinical development of ensifentrine in COPD In January 2020, we reported top-line results from our 4 week 416-patient Phase 2b dose-ranging clinical trial. This trial evaluated four doses of nebulized ensifentrine (0.375 mg, 0.75 mg, 1.5 mg and 3.0 mg) or placebo as an add-on treatment to tiotropium (Spiriva® Respimat®), a commonly used LAMA bronchodilator, in symptomatic patients with moderate-to-severe COPD who required additional treatment. The trial met its primary endpoint of improved lung function, with ensifentrine plus tiotropium producing a clinically and statistically significant dose-dependent improvement in FEV1 at week 4, compared to placebo plus tiotropium. Additionally, clinically meaningful improvements in health-related quality of life (mean SGRQ-C) were observed on top of tiotropium. Ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo. We believe that these data support dose selection for our planned Phase 3 program, which we anticipate initiating in the third quarter of 2020, subject to FDA feedback and funding. In January 2019, we announced results from our exploratory pharmacological Phase 2 clinical trial evaluating nebulized ensifentrine administered twice daily on top of treatment with tiotropium and olodaterol. Although we did not meet the primary endpoint, treatment with ensifentrine showed statistically significant improvements in FEV1, including when measured over 24 hours, and after the second dose in the evening. We believe this suggests that ensifentrine could be an effective addition to dual bronchodilator therapy, in particular during the second half of the day following treatment, when patients may derive less benefit from their LAMA/LABA dual bronchodilator therapy. COPD – successful development of DPI and pMDI formulations In addition to our nebulized formulation of ensifentrine, we have developed both MDI and DPI formulations of ensifentrine for the maintenance treatment of COPD. Delivery of orally inhaled drugs by pMDI or DPI is a mainstay of maintenance treatment for patients with moderate to severe COPD. We believe that over 90% of patients with diagnosed COPD use inhalers, such as a pMDI or DPI, rather than a nebulizer.It is estimated that, in the United States, approximately 5.5 million patients with moderate to severe COPD use inhalers for maintenance therapy. Successful development of a pMDI or DPI formulation of ensifentrine for moderate disease would greatly expand the addressable market for the drug and represents a multi-billion dollar potential opportunity.

VERONA PHARMA PLC CHAIRMAN AND CHIEF EXECUTIVE OFFICER'S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 In August 2019, we announced results from our Phase 2 clinical trial evaluating a DPI formulation of ensifentrine for the maintenance treatment of patients with COPD. The magnitude of improvement in lung function, as measured by FEV1 was highly statistically significant and we believe this supports twice daily dosing of ensifentrine for COPD treatment. Secondary lung function endpoints were also met, and ensifentrine was well tolerated at all dose levels. We believe that delivery of ensifentrine with a hand-held inhalation device, such as the DPI format, could substantially expand the clinical utility and commercial opportunity in COPD treatment. In June 2019, we announced the initiation of a Phase 2 dose-ranging trial to evaluate the pharmacokinetic, or PK profile, efficacy, and safety of a pressurized MDI formulation of ensifentrine in patients with moderate-to-severe COPD. We anticipate reporting data from the single-dose portion of this trial (Part A) early in the second quarter of 2020, and reporting results from the second portion of the trial (Part B), which evaluates multiple doses of the MDI formulation of ensifentrine, in the second half of 2020. We may also explore the development of ensifentrine in pMDI and/or DPI formulations for the treatment of asthma and other respiratory diseases. CORPORATE Ensifentrine is protected by granted and pending patents. We believe that medicinal products containing ensifentrine are protected by our IP beyond 2035. We have worldwide commercialization rights for ensifentrine. We raised $90 million in gross proceeds from investors from our April 2017 global offering comprising an initial public offering (“IPO”) on the Nasdaq Global Market (“Nasdaq”), and a concurrent European private placement, together with a shareholder private placement. Members of our management team, which we have strengthened and expanded during the year, and our board of directors have extensive experience in large pharmaceutical and biotechnology companies, particularly in respiratory product development from drug discovery through commercialization and have played important roles in the development and commercialization of several approved respiratory treatments, including Symbicort, Daliresp/Daxas, Flutiform, Advair, Breo Ellipta and Anoro Ellipta. FINANCIALS The operating loss for the year ended December 31, 2019 was £41.1 million (2018: £25.6 million) and the loss after tax for the year ended December 31, 2019 was £31.9 million (2018: £19.9 million). Research and Development Costs Research and development costs were £33.5 million for the year ended December 31, 2019 as compared to £19.3 million for the year ended December 31, 2018, an increase of £14.2 million. The cost of clinical trials increased by £12.7 million as there were two active trials in the year ended December 31, 2018, compared to four clinical trials in the year ended December 31, 2019. Pre-clinical costs increased by £0.3 million which was offset by a reduction in Chemistry, Manufacturing, and Controls of £0.4 million. Personnel related costs increased by £1.3 million in the year ended December 31, 2019, compared to the prior year. General and Administrative Costs General and administrative costs were £7.6 million for the year ended December 31, 2019 as compared to £6.3 million for the year ended December 31, 2018, an increase of £1.3 million. The increase was primarily attributable to a £0.9 million increase in costs relating to commercial market research, a £0.3 million increase in personnel related costs and a £0.6 million increase in other overhead costs. This was offset by a £0.5 million decrease in share based payments. Finance Income and Expense

VERONA PHARMA PLC CHAIRMAN AND CHIEF EXECUTIVE OFFICER'S JOINT STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019 Finance income was £2.4 million for the year ended December 31, 2019 and £2.8 million for the year ended December 31, 2018. The decrease was due to a loss in foreign exchange on cash and short term investments (recorded as a finance expense) compared to £1.9 million gain in the prior year. This was offset by a £1.6 million decrease in the fair value of the warrant liability in the year ended December 31, 2019 compared to an increase in the liability in the year ended December 31, 2018 (which is a non-cash item, recorded as a finance expense). Finance expense was £0.5 million for the year ended December 31, 2019, as compared to £1.3 million for the year ended December 31, 2018. The movement was due to a decrease in the fair value of the warrant liability (recorded in finance income), compared to an increase of £1.2 million December 31, 2018, both non-cash items. In addition, there was a foreign exchange loss on cash and short-term investments in December 31, 2019 of £0.3 million. In the year ended December 31, 2018, there was a foreign exchange gain (recorded in finance income). As at December 31, 2019, there was approximately £22.9 million in cash and cash equivalents (2018: £19.8 million) and £7.8 million in short-term investments (2018: £44.9 million). Taxation Taxation for the year ended December 31, 2019 amounted to a credit of £7.3 million as compared to a credit of £4.2 million for the year ended December 31, 2018, an increase in the credit amount of £3.1 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure, and the increase in the credit amount was primarily attributable to our increased expenditure on research and development. We would like to thank the staff and Board members for all their contributions and shareholders for their continued support during a successful year. Dr. David Ebsworth Dr. David Zaccardelli Chairman Chief Executive Officer February 27, 2020 February 27, 2020

VERONA PHARMA PLC CONSOLIDATED STATEMENT OF COMPREHESIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2019 Year ended Year ended December December Notes 31, 2019 31, 2018 £'000s £'000s Research and development costs (33,476) (19,294) General and administrative costs (7,607) (6,297) Operating loss 7 (41,083) (25,591) Finance income 9 2,351 2,783 Finance expense 9 (474) (1,325) Loss before taxation (39,206) (24,133) Taxation — credit 10 7,265 4,232 Loss for the year (31,941) (19,901) Other comprehensive income / (loss): Items that might be subsequently reclassified to profit or loss Exchange differences on translating foreign operations (33) 38 Total comprehensive loss attributable to owners of the Company (31,974) (19,863) Loss per ordinary share — basic and diluted (pence) 5 (30.3) (18.9) The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 Restated As of As of December December Notes 31, 2019 31, 2018 £'000s £'000s ASSETS Non-current assets: Goodwill 11 441 441 Intangible assets 12 2,757 2,618 Property, plant and equipment 13 43 21 Right-of-use assets 14 971 — Total non-current assets 4,212 3,080 Current assets: Prepayments and other receivables 15 2,770 2,463 Current tax receivable 7,396 4,499 Short term investments 7,823 44,919 Cash and cash equivalents 22,934 19,784 Total current assets 40,923 71,665 Total assets 45,135 74,745 EQUITY AND LIABILITIES Capital and reserves attributable to equity holders: Share capital 17 5,266 5,266 Share premium 118,862 118,862 Share-based payment reserve 10,364 7,923 Accumulated loss (100,627) (68,633) Total equity 33,865 63,418 Current liabilities: Derivative financial instrument 19 895 2,492 Lease liability 14 460 — Trade and other payables 20 8,261 7,733 Total current liabilities 9,616 10,225 Non-current liabilities: Assumed contingent obligation 21 1,103 996 Non-current lease liability 14 491 — Deferred income 60 106 Total non-current liabilities 1,654 1,102 Total equity and liabilities 45,135 74,745 The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
COMPANY ONLY STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019

	Notes	As of December 31, 2019	Restated As of December 31, 2018
		£'000s	£'000s
ASSETS			
Non-current assets:			
Goodwill	11	441	441
Intangible assets	12	2,757	2,618
Property, plant and equipment	13	43	21
Right-of-use asset	14	731	—
Investments	16	1,342	913
Total non-current assets		5,314	3,993
Current assets:			
Prepayments and other receivables	15	3,093	2,602
Current tax receivable		7,249	4,290
Short term investments		7,823	44,919
Cash and cash equivalents		22,823	19,596
Total current assets		40,988	71,407
Total assets		46,302	75,400
EQUITY AND LIABILITIES			
Capital and reserves attributable to equity holders:			
Share capital	17	5,266	5,266
Share premium		118,862	118,862
Share-based payment reserve		10,364	7,923
Accumulated loss		(100,259)	(68,514)
Total equity		34,233	63,537
Current liabilities:			
Derivative financial instrument	19	895	2,492
Lease Liability	14	335	—
Trade and other payables	20	9,256	8,269
Total current liabilities		10,486	10,761
Non-current liabilities:			
Assumed contingent liability	21	1,103	996
Non-current lease liability	14	419	—
Deferred income		61	106
Total non-current liabilities		1,583	1,102
Total equity and liabilities		46,302	75,400

The accompanying notes form an integral part of these consolidated financial statements.

The Parent has taken advantage of the exemption permitted by Section 408 of the Companies Act 2006 not to present an income statement for the year. The Parent Company's loss for the year was £31.7 million (2018: loss of £19.9 million), which has been included in the Company's income statement.

The financial statements were approved by the Company's board of directors on February 27, 2020 and signed on its behalf by Dr. David Zaccardelli, Chief Executive Officer of the Company.

Dr. David Zaccardelli
Chief Executive Officer of the Company.
Company number: 05375156

VERONA PHARMA PLC CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2019 Share-based Total Share Share Payment Accumulated Total Capital Premium Reserve Losses Equity £'000s £'000s £'000s £'000s £'000s Balance at January 1, 2018, as previously reported 5,251 118,862 5,022 (49,254) 79,881 Impact of change in accounting policy — — — 484 484 Balance at January 1, 2018 (Restated) 5,251 118,862 5,022 (48,770) 80,365 Loss for the year — — — (19,901) (19,901) Other comprehensive income for the year: Exchange differences on translating foreign operations — — — 38 38 Total comprehensive loss for the year — — — (19,863) (19,863) New share capital issued 15 — — — 15 Share-based payments — — 2,901 — 2,901 Balance at December 31, 2018 (Restated) 5,266 118,862 7,923 (68,633) 63,418 Balance at January 1, 2019 5,266 118,862 7,923 (68,633) 63,418 Impact of change in accounting policy — — — (20) (20) Adjusted Balance at January 1, 2019 5,266 118,862 7,923 (68,653) 63,398 Loss for the year — — — (31,941) (31,941) Other comprehensive loss for the year: Exchange differences on translating foreign operations — — — (33) (33) Total comprehensive loss for the year — — — (31,974) (31,974) Share-based payments — — 2,441 — 2,441 Balance at December 31, 2019 5,266 118,862 10,364 (100,627) 33,865 The currency translation reserve for 2018 and 2019 is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
COMPANY ONLY STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Share Capital	Share Premium	Share-based Payment Reserve	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2018, as previously reported	5,251	118,862	5,022	(49,084)	80,051
Impact of change in accounting policy	—	—	—	484	484
Balance at January 1, 2018 (Restated)	5,251	118,862	5,022	(48,600)	80,535
Loss for the year	—	—	—	(19,914)	(19,914)
Other comprehensive income for the year:					
Total comprehensive loss for the year	—	—	—	(19,914)	(19,914)
New share capital issued	15	—	—	—	15
Share-based payments recognized as an expense	—	—	2,865	—	2,865
Share-based payments recognized as an investment	—	—	36	—	36
Balance at December 31, 2018 (Restated)	5,266	118,862	7,923	(68,514)	63,537
Balance at January 1, 2019	5,266	118,862	7,923	(68,514)	63,537
Impact of change in accounting policy	—	—	—	(20)	(20)
Adjusted Balance at January 1, 2019	5,266	118,862	7,923	(68,534)	63,517
Loss for the year	—	—	—	(31,725)	(31,725)
Other comprehensive income for the year:					
Total comprehensive loss for the year	—	—	—	(31,725)	(31,725)
Share-based payments recognized as an expense	—	—	2,012	—	2,012
Share-based payments recognized as an investment	—	—	429	—	429
Balance at December 31, 2019	5,266	118,862	10,364	(100,259)	34,233

VERONA PHARMA PLC CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019 Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Cash used in operating activities: Loss before taxation (39,206) (24,133) Finance income (2,351) (2,783) Finance expense 474 1,325 Share-based payment charge 2,441 2,901 Increase in prepayments and other receivables (484) (640) Increase in trade and other payables 449 531 Depreciation of property, plant, equipment and right of use asset 398 8 Unrealised FX gains / losses (8) — Amortization of intangible assets 106 90 Cash used in operating activities (38,181) (22,701) Cash inflow from taxation 4,361 4,590 Net cash used in operating activities (33,820) (18,111) Cash flow from investing activities: Interest received 887 883 Purchase of plant and equipment (38) (13) Payment for patents and computer software (244) (255) Purchase of short term investments (7,940) (59,700) Maturity of short term investments 45,134 64,366 Net cash generated from investing activities 37,799 5,281 Cash flow used in financing activities: Repayment of finance lease liabilities (426) — Net cash used in financing activities (426) — Net increase / (decrease) in cash and cash equivalents 3,553 (12,830) Cash and cash equivalents at the beginning of the year 19,784 31,443 Effect of exchange rates on cash and cash equivalents (403) 1,171 Cash and cash equivalents at the end of the year 22,934 19,784

VERONA PHARMA PLC COMPANY ONLY STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2019 Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Cash used in operating activities: Loss before taxation (39,046) (24,191) Finance income (2,351) (2,783) Finance expense 463 1,325 Share-based payment charge 2,012 2,865 Increase in prepayments and other receivables (624) (654) Increase in trade and other payables 935 164 Depreciation of property, plant, equipment and right of use asset 329 8 Unrealised FX gains/ losses (5) — Amortization of intangible assets 105 90 Cash used in operating activities (38,182) (23,176) Cash inflow from taxation 4,361 4,992 Net cash used in operating activities (33,821) (18,184) Cash flow from investing activities: Interest received 887 883 Purchase of plant and equipment (38) (13) Payment for patents and computer software (244) (255) Purchase of short term investments (7,940) (59,700) Maturity of short term investments 45,134 64,366 Net cash generated from investing activities 37,799 5,281 Cash flow used in financing activities: Gross proceeds from issue of shares and warrants — 15 Repayment of finance lease liabilities (348) — Net cash (used in) / generated from financing activities (348) 15 Net increase / (decrease) in cash and cash equivalents 3,630 (12,888) Cash and cash equivalents at the beginning of the year 19,596 31,313 Effect of exchange rates on cash and cash equivalents (403) 1,171 Cash and cash equivalents at the end of the year 22,823 19,596

VERONA PHARMA PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019 1. General information Verona Pharma plc (the Company”) and its subsidiaries (together the "Group") are a clinical-stage biopharmaceutical group focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs. The Company is a public limited company, which is dual listed on the AIM, a market of the London Stock Exchange, and The Nasdaq Global Market ("Nasdaq"). The company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom. The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned. The Company listed its American Depositary Shares ("ADS") on Nasdaq in April 2017 ("the 2017 Global Offering"). The ADSs trade on The Nasdaq the symbol “VRNA” and Verona Pharma’s ordinary shares trade on AIM under the symbol “VRP”. 2. Accounting policies A summary of the principal accounting policies, all of which have been applied consistently throughout the year, is set out below. 2.1 Basis of preparation The consolidated financial statements of the Group and the financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board and IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements of the Group and the financial statements of the Company have been prepared under the historical cost convention, with the exception of derivative financial instruments which have been measured at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s and Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4. Going concern The Group has incurred recurring losses since inception, including net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of December 31, 2019, the Group had an accumulated loss of £100.6 million. The Group expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the annual consolidated financial statements, the Group expects that its cash and cash equivalents, would be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of these annual consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The Group intends to initiate its Phase 3 program for the maintenance treatment of COPD once it believes it has alignment with the FDA on its planned design for the Phase 3 clinical program. The Group will require significant additional funding to initiate and complete this Phase 3 program and will need to secure the required capital to fund the program. The Group will seek additional funding through public or private financings, debt financing, collaboration or licensing agreements and other arrangements. However, there is no guarantee that the Group will be successful in securing additional finance on acceptable terms, or at all, and should the Group be unable to raise sufficient additional funds it will be required to defer the initiation of Phase 3 clinical trials, until such funding can be obtained. This could also force the Group to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, or pursue alternative development strategies that differ significantly from its current strategy, which could have a material adverse effect on the Group’s business, results of operations and financial condition. Business combination The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. Goodwill arising on acquisitions is capitalized and is subject to an impairment review, both annually and when there are indications that the carrying value may not be recoverable. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses. Basis of consolidation These consolidated financial statements include the financial statements of Verona Pharma plc and its wholly owned subsidiaries Verona Pharma, Inc. and Rhinopharma. The acquisition method of accounting was used to account for the acquisition of Rhinopharma. Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Verona Pharma Inc. and Rhinopharma adopt the same accounting policies as the Group.

2.2 Foreign currency translation Items included in the Group's consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in pounds sterling ("£"), which is the functional and presentational currency of the Group. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the Consolidated Statement of Comprehensive Income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the original transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The assets and liabilities of foreign operations are translated into pounds sterling at the rate of exchange ruling at the balance sheet date. Income and expenses are translated at weighted average exchange rates for the period. The exchange differences arising on translation for consolidation are recognized in Other Comprehensive Income. 2.3 Cash and cash equivalents Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. 2.4 Deferred taxation Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized or the deferred liability is settled. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized. 2.5 Research and development costs Capitalization of expenditure on product development commences from the point at which technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product once completed. No such costs have been capitalized to date. Expenditure on research and development activities that do not meet the above criteria is charged to the Consolidated Statement of Comprehensive Income as incurred. 2.6 Property, plant and equipment Property, plant and equipment are stated at cost, net of depreciation and any provision for impairment. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is calculated to write off the cost less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal annual periods used for this purpose are: Computer hardware 3 years

2.7 Intangible assets and goodwill (a) Goodwill Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. (b) Patents Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of ten years. (c) Computer software Amortization is calculated so as to write off the cost less estimated residual values, on a straight-line basis over the expected useful economic life of two years. (d) In-process research & development ("IP R&D") The IP R&D asset acquired through a business combination, that had not reached technical feasibility, was initially recognized at fair value. Subsequent movements in the assumed contingent liability (see 2.12) that relate to changes in estimated cashflows or probabilities of success are recognized as additions to the IP R&D asset that it relates to. There were no changes in estimated cashflows or probabilities of success in the years ended 31 December, 2019, or 2018. This is a change in accounting policy as prior to January 1, 2019 movements in the assumed contingent liability were taken to the Statement of Comprehensive Income (see note 2.18). As a result of the change in accounting policy £484 thousand was restated from Accumulated Loss to the IP R&D asset. The asset is subject to impairment testing until completion, abandonment of the project or when the research findings are commercialized through a revenue generating project. The Group determines whether intangible assets are impaired on an annual basis or when there is an indication of impairment. 2.8 Impairment of intangible assets, goodwill and non-financial assets The Group holds intangible assets relating to acquired IP R&D, patent costs and goodwill. Goodwill and intangible assets are tested annually for impairment or if there is an indication of impairment. The Group is a single cash generating unit ("CGU") so all intangibles are allocated to the Group as one CGU. As at 31 December, 2019, and 2018 the Group carried out impairment reviews with reference to its market capitalization. At points during the year ended 31 December 2019, the Group's market capitalization was less than its net assets. As a result, the Group carried out an impairment review by forecasting expected sales of ensifentrine, delivered by nebulizer for the maintenance treatment of chronic COPD, and associated costs. This cashflow forecast was then discounted to its net present value to demonstrate that the value in use of the ensifentrine was greater than the Group's net assets. The Group was required to make various estimates and assumptions as inputs for this model including, but not limited to: • market size and product acceptance by clinicians, patients and reimbursement bodies; • gross and net selling price; • costs of manufacturing, product distribution and marketing support; • costs of the Group's overhead; • size and make up of a sales force; • probabilities of success; and • discount rate.

2.9 Employee Benefits (a) Pension The Group operates defined contribution pension schemes for its employees. Contributions payable for the year are charged to the Consolidated Statement of Comprehensive Income. The Group has no further liability once the contributions have been paid. (b) Bonus plans The Group recognizes a liability and an expense for bonus plans if contractually obligated or if there is a past practice that has created a constructive liability. 2.10 Share-based payments The Group operates a number of equity-settled, share-based compensation schemes. The fair value of share based payments is determined using the Black-Scholes model and requires several assumptions and estimates as disclosed in note 18. The fair value of share-based payments under these schemes is expensed on a straight-line basis over the share based payments' vesting periods, based on the Group's estimate of shares that will eventually vest. 2.11 Provisions Provisions are recognized when the Group has a present legal or constructive liability as a result of past events, it is probable that an outflow of resources will be required to settle the liability, and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the liability using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. 2.12 Assumed contingent liability related to the business combination In 2006 the Group acquired Rhinopharma and assumed contingent liabilities owed to Vernalis Pharmaceuticals Limited which was subsequently acquired by Ligand Pharmaceuticals, Inc. (“Ligand”). The Group refers to the assignment and license agreement as the Ligand Agreement. Ligand assigned to the Group all of its rights to certain patents and patent applications relating to ensifentrine and related compounds (the "Ligand Patents") and an exclusive, worldwide, royalty-bearing license under certain Ligand know-how to develop, manufacture and commercialize products (the "Licensed Products") developed using Ligand Patents, Ligand know-how and the physical stock of certain compounds. The assumed contingent liability comprises a milestone payment on obtaining the first approval of any regulatory authority for the commercialization of a Licensed Product, low to mid-single digit royalties based on the future sales performance of all Licensed Products and a portion equal to a mid-twenty percent of any consideration received from any sub-licensees for the Ligand Patents and for Ligand know-how. The liability was initially recognized at fair value and subsequently measured at amortized cost. The assumed contingent liability is estimated as the expected value of the milestone payment and royalty payments. This expected value is based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk- weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%. Royalties payable are based on the future sales performance so the amount payable is unlimited. Sales that may be achieved are difficult to predict and subject to estimate, which is inherently uncertain.

The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes. Remeasurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to ("see 2.7"). This is a change in accounting policy for the year ended December 1, 2019 (see 2.18). The unwind of the discount is recognized in finance expense. 2.13 Financial instruments — initial recognition and subsequent measurement The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. (a) Financial assets, initial recognition and measurement and subsequent measurement The Group has no financial assets recorded at fair value through profit or loss ("FVPTL"). All assets are initially recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method. (b) Financial liabilities, initial recognition and measurement and subsequent measurement Financial liabilities are classified as measured at amortized cost or FVTPL. The Group's warrants are classified as FVTPL and fair value gains and losses are recognized in profit or loss. Other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. The Group's financial liabilities include trade and other payables, the Group’s warrants and the assumed contingent liability. (c) Derivative financial instruments Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting date. The Group holds one type of derivative financial instrument, the warrants, as explained in Note 2.14. The full fair value of the derivative is classified as a non-current liability when the warrants are exercisable in more than 12 months and as a current liability when the warrants are exercisable in less than 12 months. Changes in fair value of a derivative financial liability when related to a financing arrangement are recognized in the Consolidated Statement of Comprehensive Income within Finance Income or Finance Expense. 2.14 Derivative financial instrument - warrants Warrants issued by the Group to investors as part of a share subscription are compound financial instruments where the warrant meets the definition of a financial liability. The financial liability component is initially measured at fair value in the Consolidated Statement of Financial Position. Equity is measured at the residual between the subscription price for the entire instrument and the liability component. The financial liability component is remeasured. Equity is not remeasured. 2.15 Short Term Investments

Short term investments include fixed term deposits held at banks with original maturities between three months and a year. They are classified as loans and receivables and are measured at amortized cost using the effective interest method. 2.16 Transaction costs Qualifying transaction costs might be incurred in anticipation of an issuance of equity instruments and may cross reporting periods. The entity defers these costs on the balance sheet until the equity instrument is recognized. Deferred costs are subsequently reclassified as a deduction from equity when the equity instruments are recognized, as the costs are directly attributable to the equity transaction. If the equity instruments are not subsequently issued, the transaction costs are expensed. Any costs not directly attributable to the equity transaction are expensed. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Where the liability component is held at fair value through profit or loss, the transaction costs are expensed to the Consolidated Statement of Comprehensive Income. For liabilities held at amortized cost, transaction costs are deducted from the liability and subsequently amortized. The amount of transaction costs accounted for as a deduction from equity in the period is disclosed separately in accordance with International Accounting Standard (“IAS 1”). 2.17 Investments in subsidiaries Investments in subsidiaries are shown at cost less any provision for impairment. 2.18 Changes in accounting policy Accounting for the assumed contingent liability As discussed in note 2.12, in 2006 the Group acquired Rhinopharma and assumed contingent liabilities owed to Vernalis Pharmaceuticals Limited which was subsequently acquired by Ligand Pharmaceuticals, Inc. ("Ligand"). Ligand assigned to the Group all of its rights to certain patents and patent applications relating to ensifentrine and related compounds and an exclusive, worldwide, royalty-bearing license to develop, manufacture and commercialize products. The assumed contingent liability comprises a milestone payment on obtaining the first approval of any regulatory authority and royalties based on the future sales of ensifentrine. The initial fair value of the assumed contingent liability was estimated as the expected value of the milestone payment and royalty payments. This expected value is based on estimated future royalties payable, derived from sales forecasts, an assessment of the probability of success using standard market probabilities for respiratory drug development discounted to net present value applying an effective interest rate of 12%. The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.

Up to the year ended December 31, 2018, movements in the liability relating to re-measurements of cash flows or changes in the probabilities of success were taken to the Consolidated Statement of Comprehensive Income. During the year ended December 31, 2019, the Company reviewed the accounting for this item and has determined that these movements in the liability will now be recognized in the cost of the corresponding asset. The corresponding asset is the intangible IP R&D asset. The Group believes that this change in accounting policy results in the Consolidated Financial Statements providing a more relevant and reliable view of its financial position and performance because without an adjustment to the IP R&D asset on the re-measurement of the liability, the cost of the asset would not be fairly reflected on the Consolidated Statement of Financial Position. The Consolidated Statement of Financial Position more faithfully represents the financial position of the Group if the intangible asset is adjusted by any re- measurement of the liability for changes in estimated cash flows, to give a fairer reflection of the cost of the intangible asset. The Group has reviewed the International Financial Reporting Interpretations Committee ("IFRIC") discussion of accounting for variable payments made for the purchase of an intangible asset that is not part of a business combination that concluded that it was too broad for it to address within the confines of existing IFRS standards. As a result, practice in this area is mixed and many pharmaceutical companies follow a cost accumulation model. The Group also noted that adjusting the cost of the asset when a liability is remeasured for changes in estimated cash flows is consistent with the guidance in IFRIC 1 for decommissioning liabilities and IFRS 16 for lease liabilities. There were no such re-measurements of the liability in the years ended December 31, 2019, 2018 and 2017. Movements in the liability in these periods related to the unwinding of the discount and movements in exchange rates. IAS 8 requires the opening balance of each affected component of equity to be adjusted for the earliest prior period presented and the other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied. The impact to the Group, therefore, is the restatement of £484 thousand from Accumulated Loss to the IP R&D asset, which relates to re-measurements recorded prior to January 1, 2017. As there were no re-measurements in the years ended December 31, 2019, 2018 and 2017 the £484 thousand adjustment is the same at each reporting period. The following table is a summary of the restatement: Adjustment for the Financial statement line change in item As reported accounting As adjusted policy January 1, 2017 £'000s £'000s £'000s Accumulated loss 28,728 (484) 28,244 Intangible assets - IP R&D 1,469 484 1,953 This adjustment also increases non-current assets, total assets and total equity by £484 thousand in each of the years presented. Adoption of IFRS 16

IFRS 16 ‘Leases’ is effective for accounting periods beginning on or after January 1, 2019 and replaces IAS 17 ‘Leases’. It eliminates the classification of leases as either operating leases or finance leases and, instead, introduces a single lessee accounting model. The adoption of IFRS 16 resulted in the Group recognizing lease liabilities within current liabilities, and corresponding right-of-use assets. The Group’s principal lease arrangements are for office space. The Group has adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at January 1, 2019. The standard permits a choice on initial adoption, on a lease-by-lease basis, to measure the right-of-use asset at either its carrying amount as if IFRS 16 had been applied since the commencement of the lease, or an amount equal to the lease liability, adjusted for any accrued or prepaid lease payments as at the time of adoption. The Group has elected to measure the right-of-use asset at its carrying value as if IFRS 16 had been applied since the commencement of the lease, with the result of a £20 thousand reduction in opening total accumulated losses. Initial adoption resulted in the recognition of right-of-use assets of £326 thousand and lease liabilities of £316 thousand. £'000s Lease commitments (including prepayments) disclosed as at December 31, 2018 600 Less: adjustments relating to prepaid lease payments (28) Lease commitments as at December 31, 2018 572 Discounted using the group’s incremental borrowing rate 526 Less: short-term leases recognized on a straight-line basis as expense (210) Lease liability recognized as at January 1, 2019 316 In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard: • the use of a single discount rate of 8% to a portfolio of leases with reasonably similar characteristics; • accounting for leases with a remaining lease term of less than 12 months as at January 1, 2019, as short- term leases; and • the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease. The Group is applying IFRS 16’s low-value and short-term exemptions. The adoption of IFRS 16 has had no impact on the Group’s net cash flows, although a presentation change has been reflected in 2019 whereby cash outflows of £426 thousand are now presented as financing, instead of operating. General and administrative costs are £123 thousand lower than if IFRS 16 not been adopted, as depreciation of the right of use asset is less than the lease costs. There is a £50 thousand increase in finance expense from the presentation of a portion of lease costs as interest costs. There is no significant impact on overall loss before tax and loss per share. At the time of adoption it was not reasonably certain that the Group would extend the leases. However, in the period the Group determined that this was the case and agreed extensions. As a result it recognized an additional liability and right-of-use asset of £1,047 thousand. 2.19 New standards, amendments and interpretations adopted by the Group

The following standard has been adopted by the Group for the first time for the financial year beginning on or after January 1, 2019: ▪ IFRS 16 "Leases" The Group adopted IFRS 16 on January 1, 2019, and, as a consequence, changed its accounting policies. See note 2.18. 2.20 New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2019 and not early adopted There are no IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group. 3. Financial Instruments 3.1 Financial Risk Factors The Group's activities have exposed it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group's overall risk management program is focused on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on the Group's financial performance and position. (a) Currency risk Foreign currency risk reflects the risk that the Group's net assets will be negatively impacted due to fluctuations in exchange rates. The Group has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The summary data about the Group's exposure to currency risk is as follows. Figures are the pound sterling values of balances in each currency: December 31, 2019 December 31, 2018 GBP USD EUR GBP USD EUR £'000s £'000s £'000s £'000s £'000s £'000s Cash and cash equivalents 18,517 4,399 18 11,293 8,470 21 Short term Investments 6,316 1,507 — 19,850 25,069 — Trade and other payables 3,226 4,306 728 2,872 4,329 532 Sensitivity Analysis A reasonably possible strengthening or weakening of the Euro or U.S. dollar against pounds sterling as of December 31, 2019 and 2018 would have affected the measurement of the financial instruments denominated in a foreign currency (excluding the assumed contingent liability). The following table shows how a movement in a currency would give rise to a profit or (loss) and a corresponding entry in equity.

	Profit or loss and equity	
	Strengthening	Weakening
December 31, 2019	£'000s	£'000s
EUR (5% movement)	(36)	36
USD (5% Movement)	80	(80)
December 31, 2018	£'000s	£'000s
EUR (5% movement)	(26)	26
USD (5% Movement)	1,461	(1,461)

Foreign currency denominated trade payables are short term in nature (generally 30 to 45 days). The Group has a U.S. operation, the net assets of which are exposed to foreign currency translation risk.

Estimated cashflows relating to the assumed contingent liability are predominantly denominated in US dollars. In the years ended December 31, 2019, and 2018, movements in foreign exchange rates were not material and no sensitivity analysis is therefore provided.

(b) Credit risk

Credit risk reflects the risk that the Group may be unable to recover contractual receivables. As the Group is still in the development stage no policies are currently required to mitigate this risk.

For banks and financial institutions, only independently rated parties with a minimum rating of "B+" are accepted. The Directors recognize that this is an area in which they may need to develop specific policies should the Group become exposed to further financial risks as the business develops.

As of December 31, 2019, and December 31, 2018, cash and cash equivalents and short term investments were placed at the following banks:

Cash and Cash Equivalents	Year ended December 31, 2019	Credit rating	Year ended December 31, 2018	Credit rating
	£'000		£'000	
Banks				
Royal Bank of Scotland	1	A1	150	A1
Lloyds Bank	8,355	Aa3	15,862	Aa3
Citibank	6,529	Aa3	3,135	A1
Barclays	1,968	A1	449	A2
Wells Fargo	111	Aa1	188	Aa1
Close Brothers	5,970	Aa3	—	—
Total	22,934		19,784

Short Term Investments	Year ended December 31, 2019	Credit rating	Year ended December 31, 2018	Credit rating
	£'000		£'000	
Banks				
Royal Bank of Scotland	5,616	A1	9,186	A1
Lloyds Bank	—	Aa3	1,567	Aa3
Standard Chartered	—	A1	15,450	A1
Citibank	—	Aa3	7,053	A1
Barclays	2,207	A1	11,663	A2
Total	7,823		44,919	

(c) Management of capital

The Group considers capital to be its equity reserves. At the current stage of the Group's life cycle, the Group's objective in managing its capital is to ensure funds raised meet the research and operating requirements until the next development stage of the Group 's suite of projects.

The Group ensures it is meeting its objectives by reviewing its Key Performance Indicators to ensure the research activities are progressing in line with expectations, costs are controlled and unused funds are placed on deposit to conserve resources and increase returns on surplus cash held.

(d) Interest rate risk

As of December 31, 2019, the Group had cash deposits of £22.9 million (2018: £19.8 million) and short term investments of £7.8 million (2018: £44.9 million). The rates of interest received during 2019 ranged between 0.0% and 2.87%. A 0.25% increase in interest rates would not have a material impact on finance income. The Group's exposure to interest rate risk, which is the risk that the interest received will fluctuate as a result of changes in market interest rates on classes of financial assets and financial liabilities, was as follows:

	December 31, 2019		December 31, 2018	
	Floating interest rate	Fixed interest rate	Floating interest rate	Fixed interest rate
	£'000s	£'000s	£'000s	£'000s
Financial asset				
Cash deposits	10,006	12,928	15,082	4,702
Short Term Investments	—	7,823	—	44,919
Total	10,006	20,751	15,082	49,621

(e) Liquidity risk

The Group periodically prepares working capital forecasts for the foreseeable future, allowing an assessment of the cash requirements of the Group, to manage liquidity risk. The following table provides an analysis of the Com Group's financial liabilities. The carrying value of all balances approximates to their fair value. The Group's maturity analysis for the derivative financial instrument from the issue of warrants is given in note 19.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	£'000s	£'000s	£'000s	£'000s
At December 31, 2019				
Trade payables	1,455	—	—	—
Accruals	6,806	—	—	—
Lease liability(2)	476	557	—	—
Assumed contingent liability(1)	—	—	—	1,807
Total	8,737	557	—	1,807

(1) This table includes the undiscounted amount of the assumed contingent liability. See note 21.

(2) This table includes the undiscounted amount of the finance lease liability. See note 2.18.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	£'000s	£'000s	£'000s	£'000s
At December 31, 2018				
Trade payables	2,839	—	—	—
Other payables	12	—	—	—
Accruals	4,882	—	—	—
Assumed contingent liability(1)	—	—	—	1,807
Total	7,733	—	—	1,807

(1) This table includes the undiscounted amount of the assumed contingent liability. See note 21.

3.2 Fair value estimation

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate to fair value due to their short-term nature. The carrying amount of the assumed contingent liability approximates to fair value as the underlying assumptions are currently similar.

For financial instruments that are measured in the Consolidated Statement of Financial Position at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and
- Inputs for the asset or liability that are not based on observable market data (level 3).

For the year ended December 31, 2019, and 2018, fair value adjustments to financial instruments measured at fair value through profit and loss resulted in the recognition of finance income of £1.6 million in 2019 and a finance loss of £1.2 million in 2018.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. Level 3 Total £'000s £'000s At December 31, 2019 Derivative financial instrument 895 895 Total 895 895 Movements in Level 3 items during the years ended December 31, 2019, and 2018 are as follows: Derivative financial instrument 2019 2018 £'000s £'000s At January 1 2,492 1,273 Fair value adjustments recognized in profit and loss (1,597) 1,219 At December 31 895 2,492 Further details relating to the derivative financial instrument are set out in notes 4 and 19 of these financial statements. In determining the fair value of the derivative financial instrument, the Group applied the Black Scholes model; key inputs include the share price at reporting date, estimations on timelines, volatility and risk-free rates. These assumptions and the impact of changes in these assumptions, where material, are disclosed in note 19. 3.3 Change in liabilities arising from financing activities The Group has provided a reconciliation so that changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes can be evaluated. 2019 Derivative financial instrument £'000s At January 1 2,492 Fair value adjustments - non cash (1,597) At December 31 895 See note 19 for information relating to the derivative financial instrument.

2019 Lease liability £'000s At January 1 316 Capitalization of rental leases - non cash 1,061 Payment of lease liability - cash (426) At December 31 951 See note 14 and note 2.18 for information relating to capitalized leases. 4. Critical accounting estimates and judgments The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates. IFRS also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows: (a) Assumed contingent liability The Group has a material liability for the future payment of royalties and milestones associated with contractual liabilities on ensifentrine, acquired as part of the acquisition of Rhinopharma. The estimation of the amounts and timing of future cashflows requires the forecast of royalties payable and the estimation of the likelihood that the regulatory approval milestone will be achieved (see notes 2.12 and 21). The estimates for the assumed contingent liability are based on a discounted cash flow model. Key estimates included the calculation of deferred consideration are: ▪ development, regulatory and marketing risks associated with progressing the product to market approval in key target territories; ▪ market size and product acceptance by clinicians, patients and reimbursement bodies; ▪ gross and net selling price; ▪ launch of competitive products; ▪ probabilities of success; and ▪ time to crystallization of contingent consideration.

When there is a change in the expected cash flows or probabilities of success, the assumed contingent liability is re-measured with the change in value recognized in the IP R&D asset it relates to. This is a change in accounting policy for the year ended December 1, 2019, (see 2.18). The assumed contingent liability is measured at amortized cost with the discount unwinding in finance expense throughout the year. Actual outcomes could differ significantly from the estimates made. The Group has judged that the probabilities of success will change when it moves from one stage of clinical development to another. Management have determined that, for the purposes of assessing probabilities of success, the Group will move from Phase 2 to Phase 3 after an End of Phase 2 Meeting with the Food and Drug Administration ("FDA") in the US that provides confidence over ensifentrine's historical development program and planned Phase 3 program. A remeasurement of the liability at this time is likely to result in a significant increase in both the liability and the corresponding IPR&D asset. The Group has previously announced that it expects to meet with the FDA in the first half of 2020. The Group notes that there is no guarantee that the meeting will take place in the timeframe anticipated or that there will be a successful outcome. Should the probabilities of success and estimates of cash flows change there will be a material increase in the assumed contingent liability and corresponding IP R&D asset. The amount will be dependent on feedback from the FDA and the probabilities of success applied. Should the Company determine that it has moved from Phase 2 to Phase 3 then the value of the liability could increase by between £15 million and £30 million; the increase in the value of the liability will give rise to an approximately equivalent increase in the value of the IP R&D asset, as described further in Note 2.7. The value of the assumed contingent liability as of December 31, 2019 amounted to £1.1 million. (2018: £1.0 million). (b) Valuation of the Derivative Financial Liability In July 2016, the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant. The warrants entitle the investors to subscribe for in aggregate a maximum of 12,401,262 ordinary shares. In accordance with IAS 32 and the Group’s accounting policy, as disclosed in note 2.14, the Group classified the warrants as a derivative financial liability to be presented on the Group's Consolidated Statement of Financial Position. The fair value of these warrants is determined by applying the Black-Scholes model. Assumptions are made on inputs such as term, volatility and risk free rate in order to determine the fair value per warrant. For further details see note 19. 5. Earnings per share Basic loss per ordinary share of 30.3p (2018: 18.9p) for the Group is calculated by dividing the loss for the year ended December 31, 2019 by the weighted average number of ordinary shares in issue of 105,326,638 as of December 31, 2019 (2018: 105,110,504). Potential ordinary shares are not treated as dilutive as the entity is loss making and such shares would be anti-dilutive. 6. Segmental reporting The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the year. All non-current assets are based in the United Kingdom.

7. Operating loss Group Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Operating Loss is stated after charging / (crediting): Research and development costs: Employee benefits (note 8) 4,688 3,360 Amortization of patents (note 12) 102 85 Legal, professional consulting and listing fees 537 161 Other research and development expenses 28,149 15,688 Total research and development costs 33,476 19,294 General and administrative costs: Employee benefits (note 8) 3,093 3,240 Legal, professional consulting and listing fees 2,155 1,296 Amortization of computer software (note 12) 4 5 Depreciation of property, plant and equipment (note 13) 16 8 Depreciation of right-of-use assets (note 14) 382 - Operating lease charge — land and buildings - 384 Loss / (gain) on variations in foreign exchange rate 345 (9) Other general and administrative expenses 1,612 1,373 Total general and administrative costs 7,607 6,297 Operating loss 41,083 25,591 During the periods indicated, the Group obtained the services from and paid the fees of the Group's auditors and their associates as detailed below: Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Audit of Verona Pharma plc and consolidated financial statements 148 114 Audit related services 52 68 Other services 67 86 Total 267 268

Audit-Related Services

For the year ended December 31, 2019, audit related services include fees for quarterly interim reviews.

For the year ended December 31, 2018, audit related services include fees for quarterly interim reviews.

Other Services

For the year ended December 31, 2019, other services related to advice relating to fund raising.

For the year ended December 31, 2018, other services related to a review of the Company's F-3 shelf registration statement.

8. Directors' emoluments and staff costs

Group

	Year ended December 31, 2019	Year ended December 31, 2018
The average number of employees (excluding directors) of the Group during the year:		
Research and development	13	7
General and administrative	9	7
Total	22	14

	Year ended December 31, 2019	Year ended December 31, 2018
	£'000s	£'000s
Aggregate emoluments of directors:		
Salaries and other short-term employee benefits	850	830
Social security costs	112	94
Incremental payment for additional services	26	26
Other pension costs	10	10
Total directors' emoluments	998	960
Share-based payment charge	925	1,337
Directors' emoluments including share-based payment charge	1,923	2,297

	Year ended December 31, 2019	Year ended December 31, 2018
	£'000s	£'000s
Aggregate executive officers costs:		
Wages and salaries	1,150	857
Social security costs	98	83
Share-based payment charge	751	769
Other pension costs	21	19
Total executive officers costs	2,020	1,728

Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Aggregate other staff costs: Wages and salaries 2,788 1,622 Social security costs 265 150 Share-based payment charge 765 795 Other pension costs 46 34 Total other staff costs 3,864 2,601 The Group considers key management personnel to comprise directors and executive officers. The Group operates defined contribution pension schemes for its employees and executive director. The total pension cost during the year ended December 31, 2019 was £77 thousand (2018: £63 thousand). There were no prepaid or accrued contributions to the scheme at December 31, 2019 (2018 £nil) Company Year ended Year ended December December 31, 2019 31, 2018 The average number of employees (excluding directors) of the Company during the year: Research and Development 5 4 General and Administrative 8 4 Total 13 8 Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Aggregate emoluments of directors: Salaries and other short-term employee benefits 850 830 Social security costs 112 94 Incremental payment for additional services 26 26 Other pension costs 10 10 Total directors' emoluments 998 960 Share-based payment charge 925 1,337 Directors' emoluments including share-based payment charge 1,923 2,297

	Year ended December 31, 2019	Year ended December 31, 2018
	£'000s	£'000s
Aggregate executive officers costs:		
Wages and salaries	592	532
Social security costs	75	73
Share-based payment charge	639	957
Other pension costs	21	19
Total executive officers costs	1,327	1,581

	Year ended December 31, 2019	Year ended December 31, 2018
	£'000s	£'000s
Aggregate other staff costs:		
Wages and salaries	1,241	984
Social security costs	172	118
Share-based payment charge	447	571
Other pension costs	46	34
Total other staff costs	1,906	1,707

The Group considers key management personnel to be the aggregate of directors and executive officers.

The Company operates a defined contribution pension schemes for its. employees and executive director. The total pension cost during the year ended December 31, 2019 was £77 thousand (2018: £63 thousand). There were no prepaid or accrued contributions to the scheme at December 31, 2019 (2018: £nil).

In respect of Directors' remuneration, the Company has taken advantage of the permission in Paragraph 6(2) of Statutory Instrument 2008/410 to omit aggregate information that is capable of being ascertained from the detailed disclosures in the audited section of the Directors' Remuneration Report which form part of these Consolidated Financial Statements.

9. Finance income and expense

Group	Year ended December 31, 2019	Year ended December 31, 2018
	£'000s	£'000s
Finance income:		
Interest received on cash balances	754	861
Foreign exchange gain on translating foreign currency denominated balances	—	1,922
Fair value adjustment on derivative financial instruments (note 19)	1,597	—
Total finance income	2,351	2,783

Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Finance expense: Fair value adjustment on derivative financial instruments (note 19) — 1,219 Interest on discounted lease liability 50 — Foreign exchange loss on translating foreign currency denominated balances 305 — Unwinding of discount factor related to the assumed contingent arrangement (note 21) 119 106 Total finance expense 474 1,325 Company Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Finance income: Interest received on cash balances 754 861 Foreign exchange gain on translating foreign currency denominated balances — 1,922 Fair value adjustment on derivative financial instruments (note 19) 1,597 — Total finance income 2,351 2,783 Year ended Year ended December December 31, 2019 31, 2018 £'000s £'000s Finance expense: Fair value adjustment on derivative financial instruments (note 19) — 1,219 Interest on discounted lease liability 39 — Foreign exchange loss on translating foreign currency denominated balances 305 — Unwinding of discount factor related to the assumed contingent arrangement (note 21) 119 106 Total finance expense 463 1,325

10. Taxation

	Year ended December 31, 2019	Year ended December 31, 2018
	£'000s	£'000s
Analysis of tax credit for the year		
Current tax:		
U.K. tax credit	(7,250)	(4,290)
U.S. tax charge	56	30
Adjustment in respect of prior periods	(71)	28
Total tax credit	(7,265)	(4,232)
Factors affecting the tax credit for the year		
Loss on ordinary activities before taxation	(39,206)	(24,133)
Multiplied by standard rate of corporation tax of 19% (2018: 19%)	(7,449)	(4,585)
Effects of:		
Non-deductible expenses	515	540
Fair value adjustment on derivative financial instruments	(303)	232
Research and development incentive	(3,119)	(1,846)
Temporary differences not recognized	(6)	(3)
Difference in overseas tax rates	16	8
Tax losses carried forward not recognized	3,152	1,394
Adjustment in respect of prior periods	(71)	28
Total tax credit	(7,265)	(4,232)

U.K. corporation tax is charged at 19% (2018: 19.00%) and U.S. federal and state tax at 27.6% (2018: 27.6%).

The following tables represent deferred tax balances recognized in the Consolidated Statement of Financial Position. There were no movements in either the deferred tax asset or the deferred tax liability.

	As at December 31, 2019	As at December 31, 2018
	£'000s	£'000s
Deferred tax assets	332	250
Deferred tax liabilities	(332)	(250)
Net balances	—	—

The deferred tax liability relates to the difference between the accounting and tax bases of the IP R&D intangible asset. A deferred tax asset relating to UK tax losses has been recognized and offset against the liability.

Factors that may affect future tax charges

The Group has U.K. tax losses available for offset against future profits in the United Kingdom. However an additional deferred tax asset has not been recognized in respect of such items due to uncertainty of future profit streams. As of December 31, 2019, the unrecognized deferred tax asset at 17% is estimated to be £9.27 million (2018: £6.65 million at 17%).

11. Goodwill

Group and Company

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Goodwill at January 1 and December 31	441	441

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the acquisition of Rhinopharma in September 2006. Goodwill is not amortized, but is tested annually for impairment.

The Group has one CGU so goodwill is tested for impairment together with its intangible assets. It was tested with reference to the Group's market capitalization as of December 31, 2019, the date of testing of IP R&D and goodwill impairment. The market capitalization of the Group was approximately £65.3 million as of December 31, 2019, (2018: 92.2 million) compared to the Group's net assets of £33.9 million (2018: £63.4 million). Therefore, no impairment was required.

The Group notes that after the reduction in its share price since December 31, 2018, and before the increase by December 31, 2019, at various points in the three months to March 31, 2019, the market value of the Group was less than its net book value. The Group therefore carried out an impairment review as at March 31, 2019. From market research the Group assessed, among other inputs, potential patient numbers from likely physician prescribing patterns, price points, the time from possible launch to peak sales, script rejection, attrition rates and probability of success. The Group also carried out a sensitivity analysis on key assumptions and assessed that a reasonable change in these assumptions would not lead to the value in use falling below net book value. Consequently, management determined that the Group's value in use exceeded the carrying value of the Group's assets and that no impairment was required.

At various other points in the year ended December 31, 2019, the market value of the Group was less than its net book value. Consequently, management re-performed the impairment review quarterly, and identified no changes to market conditions, the competitive landscape, market research insights or other factors that would change its conclusions. As a result, management determined that the Group's value in use exceeded the carrying value of the Group's assets and that no impairment was required at those dates.

12. Intangible assets

Group and Company

	IP R&D	Computer software	Patents	Total
	£'000s	£'000s	£'000s	£'000s
Cost				
At January 1, 2018 (Restated)	1,953	11	727	2,691
Additions	—	4	251	255
Disposals	—	—	(6)	(6)
At December 31, 2018 (Restated)	1,953	15	972	2,940
Accumulated amortization				
At January 1, 2018	—	6	232	238
Charge for year	—	5	85	90
Disposals	—	—	(6)	(6)
At December 31, 2018	—	11	311	322
Net book value				
At December 31, 2018 (Restated)	1,953	4	661	2,618

	IP R&D	Computer software	Patents	Total
	£'000s	£'000s	£'000s	£'000s
Cost				
At January 1, 2019	1,953	15	972	2,940
Additions	—	3	242	245
At December 31, 2019	1,953	18	1,214	3,185
Accumulated amortization				
At January 1, 2019	—	11	311	322
Charge for year	—	4	102	106
At December 31, 2019	—	15	413	428
Net book value				
At December 31, 2019	1,953	3	801	2,757

Intangible assets comprise patents, computer software and an IP R&D asset that arose on the acquisition of Rhinopharma and investment in patents to protect ensifentrine.

The IP R&D asset acquired through the business combination was initially recognized at fair value. Subsequent movements in the assumed contingent liability that relate to changes in estimated cash flows or probabilities of success are recognized as additions to the IP R&D asset that it relates to. This is a change in accounting policy (see note 2.18). The asset is not amortized and is tested annually for impairment.

Patents are amortized over a period of ten years and are tested annually for impairment.

Intangible assets are tested for impairment with goodwill, as the Group has only one CGU. See note 11 for information about the impairment review.

13. Property, plant and equipment Group and Company Computer hardware Total £'000s £'000s Cost At January 1, 2018 26 26 Additions 13 13 At December 31, 2018 39 39 Accumulated depreciation At January 1, 2018 10 10 Charge for the year 8 8 At December 31, 2018 18 18 Net book value At December 31, 2018 21 21 Computer hardware Total £'000s £'000s Cost At January 1, 2019 39 39 Additions 38 38 At December 31, 2019 77 77 Accumulated depreciation At January 1, 2019 18 18 Charge for the year 16 16 At December 31, 2019 34 34 Net book value At December 31, 2019 43 43

14. Right-of-use assets - property leases The right-of-use asset relates to rented office space in London and New York where the Group generally enters in to leases for terms of less than three years. Before the adoption of IFRS 16 these leases were classified as operating leases. Group The Consolidated Statement of Financial Position shows the following amounts relating to leases: Year ended As of December 31, January 1, 2019 2019* £'000s £'000s Right-of-use assets Right-of-use assets 971 326 971 326 Lease liabilities Current (460) (316) Non Current (491) — (951) (316) Additions to the right-of-use assets were £1,047,000 and were recognized when the Group was reasonably certain to extend the leases. The additions related to both of the Group's office locations, both of which agreements have similar terms and conditions. To calculate the value of the lease liabilities the Group applied a discount rate of 8%. The leases end in 2021 and 2022 and include options to extend them. The Group has determined it is not yet reasonably certain to operate the option to extend the leases and so has recognized lease payments only to these points in its calculation of the lease liabilities. The right-of-use lease assets are depreciated over the term of the leases. The Consolidated Statement of Comprehensive Income includes the following amounts relating to leases: Year ended Year ended December 31, December 31, 2019 2018 £'000s £'000s Depreciation charge of right-of-use assets Right-of-use assets (382) — (382) — Interest expense (including finance cost) 50 — Expense relating to short-term leases (included in general and administrative expenses) 78 — The total cash outflow for leases in 2019 was £492,000.

Company The right-of-use asset relates to rented office space in London where the Company generally enters in to leases for terms of less than three years. Before the adoption of IFRS 16 these leases were classified as operating leases. The Company’s Statement of Financial Position shows the following amounts relating to leases: Year ended As of December 31, January 1, 2019 2019* £'000s £'000s Right-of-use assets Right-of-use assets 731 326 731 326 Lease liabilities Current (335) (316) Non Current (419) — (754) (316) Additions to the right-of-use assets were £718,000 and were recognized when the Company was reasonably certain to extend the leases. The additions related to the Company's office location. To calculate the value of the lease liabilities the Company applied a discount rate of 8%. The leases end in 2022. The Company has determined it is not yet reasonably certain to operate the option to extend the leases and so has recognized lease payments only to these points in its calculation of the lease liabilities. The right-of-use lease assets are depreciated over the term of the leases. The Consolidated Statement of Comprehensive Income includes the following amounts relating to leases: Year ended Year ended December 31, December 31, 2019 2018 £'000s £'000s Depreciation charge of right-of-use assets Right-of-use assets (313) — (313) — Interest expense (including finance cost) 39 — The total cash outflow for leases in 2019 was £348,000.

15. Prepayments and other receivables

Group

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Prepayments	1,309	1,362
Other receivables	1,461	1,101
Total prepayments and other receivables	2,770	2,463

The prepayments balance includes prepayments for insurance and clinical activities.

Company

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Prepayments	1,331	1,346
Other receivables	1,437	1,069
Amounts due from group undertakings	325	187
Total prepayments and other receivables	3,093	2,602

Amounts due from group undertakings are unsecured, interest free and repayable on demand.

The prepayments balance includes prepayments for insurance and clinical activities.

16. Investment in subsidiaries

The Company has two wholly owned subsidiaries, Rhinopharma Limited and Verona Pharma Inc.

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Net book value:		
At the start of the year	913	877
Capital contribution arising from share-based payments	429	36
Net book amount at the end of year	1,342	913

A capital contribution arises where share-based payments are provided to employees of the subsidiary undertaking, Verona Pharma Inc, settled with equity to be issued by the Company.

The Company's investments comprise interests in Group undertakings, details of which are shown below:

Name of undertaking	**Verona Pharma Inc.**	**Rhinopharma Limited**
Country of incorporation	Delaware USA	British Columbia Canada
Description of shares held	$0.001 Common stock	Without Par Value Common shares
Proportion of shares held by the Company	100%	100%

Verona Pharma Inc. was incorporated on the 12 December 2014 under the laws of the State of Delaware, USA and has its registered office at 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle, Delaware, United States of America.

Rhinopharma Limited is incorporated under the laws of the Province of British Columbia, Canada and has its registered office at Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6. Rhinopharma Limited was a drug discovery and development company focused on developing proprietary drugs to treat allergic rhinitis and other respiratory diseases prior to its acquisition by the Company on September 18, 2006.

17. Share Capital

Group and Company

The movements in the Company's share capital are summarized below:

Date	**Description**	**Number of shares**	**Share Capital amounts in £'000s**
January 1, 2018		**105,017,401**	**5,251**
August 9, 2018	Vesting of RSUs	58,112	3
September 20, 2018	Vesting of RSUs	251,125	12
As at December 31, 2018		**105,326,638**	**5,266**
As at December 31, 2019		**105,326,638**	**5,266**

The total number of authorized ordinary shares, with a nominal value of £0.05 each, is 200,000,000 (share capital of £10,000,000). All 105,326,638 ordinary shares at December 31, 2019 are allotted, unrestricted, called up and fully paid. All issued shares rank pari passu.

During 2018, the Company issued 309,237 ordinary shares upon vesting of employee restricted share units.

18. Share-based payments charge Group and Company The Group operates various share based payment incentive schemes for its staff. In accordance with IFRS 2 "Share Based Payments," the cost of equity-settled transactions is measured by reference to their fair value at the date at which they are granted. Where equity-settled transactions were entered into with third party service providers, fair value is determined by reference to the value of the services provided. For other equity-settled transactions fair value is determined using the Black-Scholes model. The cost of equity-settled transactions is recognized over the period until the award vests. No expense is recognized for awards that do not ultimately vest. At each reporting date, the cumulative expense recognized for equity-based transactions reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the Directors at that date, will ultimately vest. The costs of equity-settled share-based payments to employees are recognized in the Statement of Comprehensive Income, together with a corresponding increase in equity during the vesting period. During the twelve months ended December 31, 2019, the Group recognized a share-based payment expense of £2.44 million (2018: £2.90 million). The charge is included within both general and administrative costs as well as in research and development costs and represents the current year's allocation of the expense for relevant share options. The Group operates an Unapproved Share Option Scheme under which options were issued before 31 December 2016. The Group also operates a tax efficient EMI Option Scheme under which options were issued before 31 December 2016. In 2017 the Group commenced the 2017 Incentive Award Plan under which the Group grants share options and Restricted Stock Units ("RSUs") to employees and directors. Since 2017 options are issued with an exercise price at the share price the evening before the date of issue. They vest over terms of one to four years. RSUs also vest over terms of one to four years. In the year ended December 31, 2019, the Company modified the terms of all the RSUs issued prior January 1, 2019, to include a market based performance condition. The Company's share price must be maintained above £2 for thirty days for the RSUs to vest, in addition to the existing service condition. The RSUs vest after a five year term irrespective of whether the £2 market condition was met. This modification did not result in an increase in the fair value of the RSUs. The RSUs issued in the year ended December 31, 2019, also include the same market condition and five year term. In the year ended December 31, 2019, under the 2017 Incentive Award Plan, the Group granted 5,569,050 (2018: 2,090,847) share options and 740,496 RSUs (2018: 273,390). The total fair values of the options and RSUs were estimated using the Black-Scholes option-pricing model for equity-settled transactions and amounted to £2.25 million (2018: £2.32 million). The cost is amortized over the vesting period of the options and RSUs on a straight-line basis. The following assumptions were used for the Black-Scholes valuation of share options and RSUs granted in 2018 and 2019. For the options granted under the Unapproved Scheme the table indicates the ranges used in determining the fair-market values, aligning with the various dates of the underlying grants. The volatility is calculated using historical weekly averages of the Group's share price over a period that is in line with the expected life of the options and RSUs.

Issued in 2018	Unapproved Scheme	Restricted Stock Units
Options granted	2,090,847	273,390
Risk-free interest rate	1.08% - 1.22%	1.08% - 1.22%
Expected life of options	5.5 - 7 years	5.5 - 7 years
Annualized volatility	69.88% -71.35%	69.88% -71.35%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years

Issued in 2019	Unapproved Scheme	Restricted Stock Units
Options granted	5,569,050	740,496
Risk-free interest rate	0.39% - 0.82%	0.76% - 0.82%
Expected life of options	5.5 - 7 years	5.5 - 7 years
Annualized volatility	67.98% - 69.71%	63.82% - 69.71%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years

The Group had the following share options movements in the year ended December 31, 2019:

Year of issue	Exercise price (£)	At January 1, 2019	Options granted	Options forfeited	Options expired	At December 31, 2019	Expiry date
2012	2.50 - 7.50	99,993	—	—	—	99,993	June 1, 2022
2013	2	99,990	—	—	(19,998)	79,992	April 15, 2023
2013	2.00	159,999	—	—	—	159,999	July 29, 2023
2014	1.75	109,998	—	—	—	109,998	May 15, 2024
2014	1.75	49,998	—	—	—	49,998	May 15, 2024 *
2015	1.25	41,997	—	—	—	41,997	January 29, 2025 *
2015	1.25	549,999	—	—	—	549,999	January 29, 2025
2016	2	240,000	—	—	—	240,000	February 2, 2026
2016	2.00	21,996	—	—	—	21,996	February 2, 2026 *
2016	1.80	676,664	—	—	—	676,664	August 3, 2026
2016	1.89	299,997	—	—	—	299,997	September 13, 2026
2016	2.04	300,000	—	—	—	300,000	September 16, 2026
2017	1.32 - 1.525	4,093,164	—	—	—	4,093,164	April 26, 2027
2018	1.46	2,008,319	—	(34,614)	—	1,973,705	March 8, 2028
2019	570.00	—	3,903,050	(87,356)	—	3,815,694	March 29, 2029
2019	595.00	—	346,000	—	—	346,000	June 11, 2029
2019	457.00	—	100,000	—	—	100,000	August 22, 2029
2019	0.436	—	720,000	—	—	720,000	November 6, 2029
2019	445.00	—	500,000	—	—	500,000	November 26, 2029
Total		8,752,114	5,569,050	(121,970)	(19,998)	14,179,196	

* Options granted under the EMI Scheme.

The Company had the following RSU movements in the year ended December 31, 2019: Exercise Year of price At January Units Units Units At December issue (£) 1, 2019 granted vested forfeited 31, 2019 Expiry date 2017 729,987 — — — 729,987 April 26, 2027 2018 132,486 — — — 132,486 March 8, 2028 2019 740,496 — — 740,496 March 29, 2027 Total 862,473 740,496 — — 1,602,969 Outstanding and exercisable share options by scheme as of December 31, 2019: Weighted Weighted average exercise average exercise price in £ for price in £ for Plan Outstanding Exercisable Outstanding Exercisable Unapproved 13,965,212 5,552,293 1.12 1.55 EMI 213,984 213,984 3.06 3.06 Total 14,179,196 5,766,277 1.15 1.61 As of December 31, 2019 there were no restricted share options exercisable (2018: nil) and there is no exercise price for restricted share options. The options outstanding at December 31, 2019 had a weighted average remaining contractual life of 7.7 years (2018: 8.0 years). For 2018 and 2019, the number of options granted and expired and the weighted average exercise price of options were as follows: Weighted average Number of exercise price options (£) At January 1, 2018 7,527,458 1.53 Options granted in 2018: Employees 1,222,089 1.46 Directors 868,758 1.46 Options forfeited in the year (799,524) 1.43 Options expired in the year (66,667) 1.75 At December 31, 2018 8,752,114 1.53 Exercisable at December 31, 2018 3,542,884 1.66

Weighted average Number of exercise price options (£) At January 1, 2019 8,752,114 1.53 Options granted in 2019: Employees 4,042,106 0.55 Directors 1,526,944 0.53 Options forfeited in the year (121,970) 0.82 Options expired in the year (19,998) 2.00 At December 31, 2019 14,179,196 1.15 Exercisable at December 31, 2019 5,766,277 1.60 The following table shows the number of RSUs issued, exercised and forfeited in 2018. The fair value of each unvested RSU at grant date was £1.46. Number of RSUs At January 1, 2018 1,052,236 Granted: Employees 136,404 Directors 136,986 RSUs vested in the year (309,237) RSUs forfeited in the year (153,916) At December 31, 2018 862,473 The following table shows the number of RSUs issued in 2019. There were no RSUs forfeited, canceled or vested in 2019. The fair value of each unvested RSU granted in 2019 was £0.57. Number of RSUs At January 1, 2019 862,473 Granted: Employees 474,072 Directors 266,424 RSUs vested in the year — RSUs forfeited in the year — At December 31, 2019 1,602,969 The cost is amortized over the vesting period of the options on a straight-line basis. The expense for the Group during 2019 amounted to £2.9m and £0.04m in relation to Verona Pharma Inc is held as an investment.

19. Derivative financial instrument Group and Company On July 29, 2016, the Group issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of £1.7238. The warrant holders can opt for a cashless exercise of their warrants, whereby the warrant holders can choose to exchange the warrants held for reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the warrants. The warrants are therefore classified as a derivative financial liability, since their exercise could result in a variable number of shares to be issued. The warrants entitled the investors to subscribe for, in aggregate, a maximum of 12,401,262 shares. The warrants can be exercised until May 2, 2022. In the year ended December 31, 2019, no warrants were forfeited (2018: nil). The table below presents the assumptions in applying the Black-Scholes model to determine the fair value of the warrants. As of As of December 31, December 31, 2019 2018 Shares available to be issued under warrants 12,401,262 12,401,262 Exercise price £ 1.7238 £ 1.7238 Risk-free interest rate 0.540% 0.760 % Expected term to exercise 2.34 years 3.34 years Annualized volatility 65.56% 60.72 % Dividend rate 0.00% 0.00 % As per the reporting date, the Group updated the underlying assumptions and calculated a fair value of these warrants amounting to £0.9 million. The variance of £(1.6) million is recorded as finance income in the Consolidated Statement of Comprehensive Income. Derivative Derivative financial financial instrument instrument 2019 2018 £'000s £'000s At January 1 2,492 1,273 Fair value adjustments recognized in profit or loss (1,597) 1,219 At December 31 895 2,492 For the amount recognized at December 31, 2019, the effect when the following parameter deviates up or down is presented in the below table. Volatility (up / down 10% pts) £'000s Variable up 1,306 Base case, reported fair value 895 Variable down 535

20. Trade and other payables

Group

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Trade payables	1,455	2,839
Other payables	—	12
Accruals	6,806	4,882
Total trade and other payables	8,261	7,733

Company

	As of December 31, 2019	As of December 31, 2018
	£'000s	£'000s
Trade payables	1,455	2,839
Other payables	—	12
Amount due to group undertakings	1,474	722
Accruals	6,327	4,696
Total trade and other payables	9,256	8,269

Amounts due to group undertakings are unsecured, interest free and repayable on demand.

21. Assumed contingent liability related to the business combination

Group and Company

The value of the assumed contingent liability as of December 31, 2019 is £1.1 million (2018: £1.0 million). The increase in value of the assumed contingent liability during 2019 amounted to £0.1 million (2018: £0.1 million).

The assumed contingent liability relates to the acquisition, in 2006, of rights to certain patents and patent applications relating to ensifentrine and related compounds under which the Group is obliged to pay royalties to Ligand (see 2.12).

The assumed contingent liability is measure at the expected value of the milestone payment and royalty payments. This expected value is based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%.

The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.

Re-measurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to ("see 2.7"). This is a change in accounting policy for the year ended December 1, 2019 (see 2.18). The unwind of the discount is recognized in finance expense.

The Group considers that probabilities of success will change when it moves from one stage of clinical development to another. See note 4 for a further discussion of this. 2019 2018 £'000s £'000s January 1 996 875 Impact of changes in foreign exchange rates (12) 15 Unwinding of discount factor 119 106 December 31 1,103 996 There is no material difference between the fair value and carrying value of the financial liability. For the amount recognized as at December 31, 2019, of £1,103 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change): Discount rate Revenue (up / down (up / down 1 % pt) 10 % pts) £'000s £'000s Variable up 1,067 1,135 Base case, reported fair value 1,103 1,103 Variable down 1,141 1,071

22. Related parties transactions and other shareholder matters (i) Related party transactions The Directors have authority and responsibility for planning, directing and controlling the activities of the Group and they therefore comprise key management personnel as defined by IAS 24, ("Related Party Disclosures"). Directors and key management personnel remuneration is disclosed in note 8. (ii) Other shareholder matters The Group has entered into the following arrangements with parties who are significant shareholders of the Group, though they are not classed as related parties. The Group entered into relationship agreements with Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures VI Affiliates Fund, L.P. (collectively, "Vivo Capital"), Orbimed Private Investments VI L.P. ("Orbimed") and Abingworth Bioventures VI L.P. ("Abingworth"). As agreed in these relationship agreements, the above parties invested in the Group as part of the July 2016 Placement, and the Group agreed to appoint representatives designated by Vivo Capital, OrbiMed and Abingworth to the board of directors, who are Dr. Mahendra Shah, Mr. Rishi Gupta, and Dr. Andrew Sinclair. The appointment rights within the relationship agreement with Arix and Arthurian terminated on closing of the Global Offering on April 26, 2017. Dr Cunningham agreed to continue to serve on the Group's board of directors as an independent director. The respective appointment rights under the remaining relationship agreements will automatically terminate upon (i) Vivo Capital, OrbiMed or Abingworth (or any of their associates), as applicable, ceasing to beneficially hold 6.5% of the issued ordinary shares, or (ii) the ordinary shares ceasing to be admitted to AIM. Piers Morgan, Chief Financial Officer of the Group, and his spouse purchased 88,415 ordinary shares in total for £53 thousand from the market in the year ended December 31, 2019 (2018: £nil). Dr. Jan-Anders Karlsson, Chief Executive Officer of the Group, purchased 3,250 ordinary shares for £5 thousand from the market in the year ended December 31, 2018. There was no similar transaction as at December 31, 2019. Dr. David Ebsworth, Chairman of the Group, purchased 247,600 ordinary shares for £124 thousand from the market in the year ended December 31, 2019 (2018: £14 thousand). At December 31, 2018, there was a receivable of £126 thousand due from one director and two key management personnel relating to tax due on RSUs that vested in the year ended December 31, 2018. This receivable was repaid, together with interest at a rate of 3.9% per annum, by March 6, 2019. There was no such balance as at December 31, 2019. In the year ended December 31, 2019, a director provided consultancy services for £26 thousand (2018: £26 thousand). 23. Events after the reporting date On February 3, 2020, the Group announced the appointment of David Zaccardelli as chief executive officer with effect from February 1, 2020, following the retirement of Jan-Anders Karlsson, PhD. The Group also announced the appointment of Mark Hahn as chief financial officer with effect from March 1, 2020, as successor to Piers Morgan.

VERONA PHARMA PLC CONVENIENCE TRANSLATION We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of December 31, 2019, and for the year ended December 30, 2019 into US dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2019, which was £1.00 to $1.3269. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date. CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2019 (UNAUDITED) Year Ended December 31, 2019 2018 £’ 000s $’000s £’000s Research and development costs £(33,476) $(44,419) £(19,294) General and administrative costs (7,607) (10,094) (6,297) Operating loss (41,083) (54,513) (25,591) Finance income 2,351 3,120 2,783 Finance expense (474) (629) (1,325) Loss before taxation (39,206) (52,022) (24,133) Taxation — credit 7,265 9,640 4,232 Loss for the year (31,941) (42,382) (19,901) Other comprehensive (loss) / income Exchange differences on translating foreign operations (33) (44) 38 Total comprehensive loss attributable to owners of the company £(31,974) $(42,426) £(19,863)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2019, AND DECEMBER 31, 2018 (UNAUDITED) As of December 31, As of December 31, As of December 31, 2019 2019 2018 £’000s $’000s £’000s ASSETS Non-current assets: Goodwill 441 586 441 Intangible assets 2,757 3,658 2,618 Property, plant and equipment 43 57 21 Right-of-use asset 971 1,288 — Total non-current assets 4,212 5,589 3,080 Current assets: Prepayments and other receivables 2,770 3,676 2,463 Current tax receivable 7,396 9,814 4,499 Short term investments 7,823 10,380 44,919 Cash and cash equivalents 22,934 30,431 19,784 Total current assets 40,923 54,301 71,665 Total assets 45,135 59,890 74,745 EQUITY AND LIABILITIES Capital and reserves attributable to equity holders: Share capital 5,266 6,987 5,266 Share premium 118,862 157,718 118,862 Share-based payment reserve 10,364 13,752 7,923 Accumulated loss (100,627) (133,522) (68,633) Total equity 33,865 44,935 63,418 Current liabilities: Derivative financial instrument 895 1,188 2,492 Lease liability 460 610 — Trade and other payables 8,261 10,961 7,733 Total current liabilities 9,616 12,759 10,225 Non-current liabilities: Assumed contingent liability 1,103 1,464 996 Non-current lease liability 491 652 — Deferred income 60 80 106 Total non-current liabilities 1,654 2,196 1,102 Total equity and liabilities 45,135 59,890 74,745